December 23, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jacqueline Kaufman

Re:	Etsy, Inc.
Draft Registration Statement on Form S-1
Submitted November 4, 2014
CIK No. 0001370637

Dear Ms. Kaufman:

On behalf of Etsy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 3, 2014 relating to the Draft Registration Statement on Form S-1 submitted November 4, 2014 (“Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Confidential Draft Registration Statement (“Draft Registration Statement No. 2”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Draft Registration Statement No. 2 (against Draft Registration Statement originally submitted on November 4, 2014).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Draft Registration Statement No. 2, as applicable.

U.S. Securities and Exchange Commission

December 23, 2014

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s request, the Company has supplementally provided, under separate cover, all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). Such materials were only made available for viewing by such potential investors during the Company’s presentation, and potential investors did not retain copies of the materials. The Company is not aware of any research report by any broker or dealer that is participating in the offering, and the underwriters listed in Draft Registration Statement No. 2 have confirmed to the Company that they have not published or distributed any such report. To the extent any additional written communications made in reliance on Section 5(d) of the Securities Act are made or any such research reports are published or distributed in the future, the Company will provide the Staff with any such written communications or reports.

Prospectus Summary, page 1

Our Strengths, page 4

2.	Please disclose the basis for the following assertions, or state whether they are based upon management’s beliefs.

•	“Our platform connects millions of Etsy sellers and Etsy buyers globally, making it one of the largest online marketplaces in the world.” (page 4)

•	“Etsy engineering is widely known for its thought-leading approaches to software development as well as its unique engineering culture.” (page 84)

In response to the Staff’s comments, the Company is supplementally providing the Staff, under separate cover, the basis for the assertions the Staff references above.

Risk Factors, page 13

The growth of our business may strain our management team and our operational and financial infrastructure., page 21

3.	Please clarify what you mean by “rapid growth in [your] business,” and whether this refers to the increase in your headcount alone or other additional factors.

In response to the Staff’s comment, the Company has revised its disclosure on page 25 to clarify that “rapid growth in our business” refers to the increase in headcount, the number of Etsy sellers and the number of countries in which the Company has members.

U.S. Securities and Exchange Commission

December 23, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Components of Our Results of Operations, page 50

Cost of Revenue, page 51

4.	Please expand your disclosure to describe what costs are expensed to support Direct Checkout revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page 62 to describe the costs that are expensed to support Direct Checkout revenue.

Critical Accounting Policies and Significant Judgments and Estimates, page 64

Stock-Based Compensation, page 67

5.	In light of the fact that you consider stock-based compensation to be a critical accounting estimate, please tell us the proposed IPO price, once it is determined, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. If there is a significant difference between your proposed IPO price and the fair value of the common stock underlying your share-based awards in the last twelve months, describe for us each significant factor contributing to that difference, including whether your underwriters used different assumptions.

The Company respectfully advises the Staff that it held its organizational meeting with the underwriters for the contemplated initial public offering in September 2014. The underwriters have not yet communicated a price range and amount for the Company’s common stock nor have the Company and the underwriters determined a price range or amount for the Company’s common stock. Once a determination of the proposed initial public offering price has been made, the Company will provide the Staff with the information, including the date on which the underwriters first communicated to the Company their estimated price range and amount of the Company’s common stock to be offered in the initial public offering.

The Company acknowledges the Staff’s comment with respect to providing an explanation if there is a significant difference between the proposed initial public offering price and the fair value of the common stock underlying its share-based awards in the last twelve months and will address this comment in correspondence with the Staff once an estimated initial public offering price is known.

Business, page 75

6.	Please discuss the impact of your recent acquisitions of Incubart SAS and Jarvis Labs Inc. on your business.

The Company respectfully advises the Staff that the impact of its recent acquisitions of Incubart SAS and Jarvis Labs Inc. on its business is disclosed in Note 2 of the notes to the consolidated financial statements on pages F-22 to F-25. The Company has revised Note 2 to disclose the impact of the acquisitions on revenue and consolidated net loss. Although these acquisitions were deemed significant pursuant to Regulation S-X such that historical financial statements for Incubart SAS and Jarvis Labs Inc. have been included in the Draft Registration Statement No. 2, the Company does not believe such acquisitions were material for purposes of Item 101(a)(1) of Regulation S-K such that the impact of the acquisitions needs to be disclosed in the Business section.

U.S. Securities and Exchange Commission

December 23, 2014

Principal and Selling Stockholders, page 109

7.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Index Ventures.

In response to the Staff’s comment, the Company has revised its disclosure on page 141 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Index Ventures.

Index to the Consolidated Financial Statements, page F-1

Etsy, Inc., page F-2

8.	Effective November 12, 2014, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

The Company respectfully acknowledges the Staff’s comment and confirms that it will continue to update its financial statements to comply with the age requirements of Rule 3-12(a) of Regulation S-X through the effective date of its filing.

Consolidated Balance Sheets, page F-3

9.	Please revise to clarify the number of pro forma issued and outstanding convertible preferred shares as of June 30, 2014 on page F-4.

In response to the Staff’s comment, the Company has revised its disclosure on page F-4 to clarify the number of pro forma issued and outstanding convertible preferred shares as of September 30, 2014.

Notes to Consolidated Financial Statements, page F-10

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-10

10.	Please tell us how you account for Etsy Gift Cards, including your policy for gift card breakage. Please also tell us whether gift card activity is material and your consideration of disclosing gift card related accounting policies.

The Company advises the Staff that it uses a third-party service provider to handle funds and regulatory compliance related to Etsy’s gift card program. As such, the only activities related to Etsy Gift Cards that appear on the Company’s financial statements are (i) the interchange and activation fees at the time an Etsy Gift Card is purchased, which are included in cost of revenue, and (ii) the flow-through of funds from the purchaser of the gift card through Etsy to the program’s third-party service provider, which may result in a small payable or receivable at the balance sheet date due to the timing of payments received from buyers and payments made to the third-party service provider. When the Etsy Gift Card is used to purchase an item, the gift card is treated like a credit card payment through Direct Checkout. At the time of purchase, the Direct Checkout and Marketplace fees charged to the seller are recorded as revenue.

U.S. Securities and Exchange Commission

December 23, 2014

The third-party service provider for the Company’s gift card program retains the cash and liability for a period of three years after which it is responsible for complying with any laws involving escheatment or breakage. Per the Company’s agreement with the service provider, Etsy will be entitled to 90% of any breakage commission. Because the gift card program began in the third quarter of 2012, gift cards issued by the Company have not yet been outstanding for three years. Because there is no history on which to base an estimate of the breakage commission, the Company has not recorded any such revenue and will record it when probable and estimable.

In response to the Staff’s comments, the Company has revised its disclosure on pages 79 and F-13 to disclose the accounting policy around breakage.

Revenue Recognition, page F-11

11.	We note that in August 2014 you launched your Wholesale offering and that one-time Wholesale enrollment fees are recognized ratably over the estimated customer life. Please tell us the amount of Wholesale revenues recognized in the three months ended September 30, 2014 from enrollment fees and completed transactions. Please also tell us how you determine estimated customer lives considering the recent launch and why the recognition of enrollment fee revenue is appropriate referencing applicable authoritative literature.

The Company advises the Staff that it launched its Wholesale offering in August 2014 and has since recognized Wholesale enrollment fee revenue of less than $1,000 and related transaction fee revenue of $14,000 in the three months ended September 30, 2014. The Company considered various factors, including those found in ASC 605-10-S99, in determining the estimated customer life over which to recognize the Wholesale enrollment fee revenue, including the average life of the top tenth and twentieth percentile of Etsy sellers who the Company believes are the most likely to participate in the Wholesale program and the average life of Etsy sellers who enrolled in the Wholesale trial period, and determined that an average life of 4.0 years is appropriate.

12.	Please explain your basis for recognizing revenue from direct checkout on a gross basis referencing authoritative literature.

The Company respectfully submits that it considered the guidance provided in ASC 605-45 to determine the appropriateness of recognizing revenue from its Direct Checkout product on a gross basis. For the avoidance of doubt, the revenue for Direct Checkout only includes the Direct Checkout fee the Company charges the Etsy seller (its “customer”) and does not include the gross value of charges that it processes on behalf of the Etsy seller. The Company has contracted with third parties to perform the primary payment processing services. As such, the Company considered whether to recognize revenue on a gross or net basis using the following indicators from ASC 605-45:

a.	The Company is the primary obligor. Direct Checkout is a specific service offered directly to Etsy sellers, who view Etsy as the party responsible for delivering the service and ensuring that the payments are processed and remitted. The use of any third parties in support of these transactions is not transparent to Etsy sellers who view Etsy as the ultimate party responsible. If transactions are not settled appropriately, Etsy sellers only contact Etsy for resolution. In addition, Etsy provides guarantees to Etsy sellers in the event of fraud or disputes with Etsy buyers through its seller protection program.

U.S. Securities and Exchange Commission

December 23, 2014

b.	The Company has latitude in pricing. Etsy has complete latitude, within economic constraints, in establishing the price charged to its customers for the service. The price includes a $0.20 fee per transaction plus a percentage of the gross transaction amount. The fee charged by the Company for Direct Checkout is not contractually dependent upon the fee charged by suppliers, which primarily consists of fees charged by its credit card payment processors and credit card verification services. As a result of the Company having the latitude in establishing pricing for the Direct Checkout, the fee the Company earns is not fixed, and the Company bears the margin risk and reward of the transaction.

c.	The Company changes the product or performs part of the service. The Company provides the interface between the Etsy buyer and the Etsy seller to enable the transaction to take place. The Company also provides tools and reporting for Etsy sellers to monitor and track Direct Checkout activity occurring through the Company’s platform. While third-party payment processors perform the collection of funds via credit or debit card payment, the Company is responsible for remitting payment of funds to the Etsy sellers’ bank accounts. The Company also provides customer service and issue resolution to its customers, including payment seller protection in certain cases of fraud and unresolved disputes.

d.	The Company has discretion in supplier selection. The Company has complete discretion in selecting the suppliers with whom it contracts in providing the underlying services for Direct Checkout and can change service providers, as it deems appropriate.

e.	The Company is involved in the determination of product and service specifications. The Company has complete discretion in determining the service specifications of Direct Checkout. For example, the Direct Checkout product offering provides the Etsy seller with a shop payment account to track their account balance, from which the seller can pay their Etsy fees. The Direct Checkout product offering also provides seller protection as noted above.

f.	The Company has credit risk. As noted above, the Company bears the risk of fraudulent transactions as well as certain risks of return transactions and chargebacks. The risk is solely Etsy’s as there is no refund of vendor fees when a fraudulent transaction or other chargeback occurs.

Based on the factors above, the Company determined that recognizing revenue from Direct Checkout on a gross basis is appropriate pursuant to ASC 605-45.

Note 2 – Business Combinations, page F-19

13.	Please disclose the method used to determine the fair value of common stock issued in the business combinations. Refer to ASC 805-30-50-1b.4.

The Company considered the guidance provided in ASC 805-30-50-1b.4 and has revised its disclosure on pages F-22 and F-23 to disclose the method used to determine the fair value of common stock issued in its business combinations.

14.	Please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to ASC 805-30-50-1d.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not expect any of its goodwill to be deductible for tax purposes. The Company has revised its disclosure on pages F-22 and F-24 to disclose that determination.

U.S. Securities and Exchange Commission

December 23, 2014

15.	Please disclose the amount of acquisition-related costs recognized as expenses and the line item in which they are recognized. Refer to ASC 805-10-50-2f.

The Company recognized a total of $1.0 million in acquisition-related expenses associated with the acquisitions made in the nine-months ended September 30, 2014, which were included in General and Administrative expense on the Consolidated Statements of Operations. The Company has revised its disclosure on page F-24 to include a statement indicating such amounts and the line item in which they were recognized.

Note 7 – Debt, page F-26

16.	We note your disclosure that you and your subsidiaries are restricted from paying dividends under the covenants of the Credit Agreement. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Also, please clarify for us what restrictions exist on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. In this regard, tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and F-30 to clarify that the restrictions in the Credit Agreement on payments of dividends do not apply to pro rata payments made by a subsidiary to the Company or any other person that owns an equity interest in such subsidiary. As all of the Company’s subsidiaries are wholly-owned, there are currently no restrictions on payments of dividends or other distributions by the Company’s subsidiaries to the Company.

Note 12 – Net Loss Per Share, page F-37

17.	Please tell us how you computed net income allocated to participating preferred stockholders under the two-step method for the six months ended June 30, 2013 and explain your basis for the allocation. In this regard, reference is made to the last paragraph on page F-27 which discloses that convertible preferred stock holders are entitled to dividends, if declared, prior and in preference to common stock. Please explain how these convertible preferred stock dividend rights were considered in the allocation.

In response to the Staff’s comment, the Company has further evaluated the dividend rights of the preferred stockholders and has concluded that these rights should have resulted in all of the net income for the six months ended June 30, 2013 to be allocated to the participating preferred stock. As a result, net income attributable to common stockholders should have been $0 for both basic and fully diluted. The Company notes that this change did not have an impact on basic or diluted earnings per share applicable to common stockholders for the period. The Company does not believe this error to be material either quantitatively or qualitatively and has included the following disclosure on page F-43:

“The Company has revised its net income attributable to common stockholders — basic and net income attributable to common stockholders — diluted for the six months ended June 30, 2013 from $0.3 million and $0.4 million to $0 and $0, respectively, to correct an error that the Company has deemed not to be material to the interim consolidated financial statements for the six months ended June 30, 2013. The error did not impact earnings per share for the six months ended June 30, 2013 or any amounts in the financial statements for the full year ended December 31, 2013.”

U.S. Securities and Exchange Commission

December 23, 2014

18.	Reference is made to the last table on page F-37 which discloses that 106,896,493 potential common shares from the conversion of preferred stock are excluded from the calculation of diluted earnings per share for the six months ended June 30, 2013. Earnings were allocated to the participating preferred stock in the calculation of diluted earnings per share. As such, tell us your consideration of disclosing that zero potential common shares from the conversion of preferred stock are excluded from the calculation of diluted earnings per share for the six months ended June 30, 2013.

The Company respectfully advises the Staff that the disclosure of 106,896,493 potential common shares from the conversion of preferred stock which are excluded from the calculation of diluted net earnings per share applicable to common stockholders is appropriate and factual. Despite the fact that earnings were allocated to the participating preferred stock in the calculation of diluted earnings per share, these shares were not included in the weighted average shares used to compute diluted net loss per share available to common stockholders. The Company considered the conversion of these shares of preferred stock in the calculation of weighted average shares used to compute diluted net income per share applicable to common stockholders and determined that the conversion of these shares would have had an anti-dilutive effect and were therefore excluded.

Note 13 – Segment and Geographic Information, page F-38

19.	We note your disclosure throughout the filing regarding revenue from the 3.5% fee for completed transactions, revenue from the $0.20 listing fee, revenue from promoted listings, revenue from direct checkout, revenue from shipping labels and revenue from wholesale enrollment fees. Please tell us your consideration of disclosing revenues from these sources or in another manner pursuant to ASC 280-10-50-40.

In response to the Staff’s comment, the Company considered the requirements in ASC 280-10-50-40 when determining the appropriate entity-wide disclosures related to revenue from external customers. In accordance with the ASC, the Company disclosed the revenues from external customers for each group of similar services within the revenue recognition policy description in Note 1 to the notes to the consolidated financial statements on pages F-12 to F-14. The Company included the three major groups of revenue transactions, Marketplace, Seller Services and Other, within the footnote along with a description of the revenue stream. The Company considered a number of factors when determining how certain services are grouped. Most notably, the Company considered how it internally reports these revenues, how the services are marketed to the end customer and whether they result from a direct marketplace exchange between the Etsy seller and Etsy buyer or represent a value-added service provided to the Etsy seller to enhance her selling experience. Based on the factors above, the Company determined that the manner in which it disclosed revenue was appropriate pursuant to ASC 280-10-50-40.

20.	Please disclose revenues attributed to individual foreign countries, to the extent material. Refer to ASC 280-10-50-41a.

The Company respectfully advises the Staff that its revenue is primarily U.S.-based at this time. The next most significant individual country represents approximately 4% of total revenue in the nine months ended September 30, 2014. The Company, therefore, does not believe that revenues attributed to individual foreign countries are material for disclosure.

U.S. Securities and Exchange Commission

December 23, 2014

Incubart SAS, F-56

21.	Please tell us your consideration of including Incubart SAS interim financial statements for the three months ended March 31, 2014. Refer to Item 8.A.5 of Form 20-F.

The Company considered the guidance provided within the SEC Financial Reporting Manual (FRM) section 6220.7(b) when determining that Incubart SAS interim financial statements for the three months ended March 31, 2014 were not required. In accordance with the FRM guidance, interim financial statements of acquired entities need not be updated if the omitted period is less than six months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements. Incubart SAS, which had a calendar year fiscal year end, was acquired on June 18, 2014. Financial statements were provided for the year ended December 31, 2013. The omitted period of January 1, 2014 through June 17, 2014 is less than six months. The Company further notes that Incubart SAS had previously not been required to prepare quarterly financial statements under its home-country reporting requirements. Therefore, the Company believes it properly only included the financial statements for the year ended December 31, 2013.

Part II

Item 17. Undertakings, page II-3

22.	Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page II-4 to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

* * * * *

U.S. Securities and Exchange Commission

December 23, 2014

Please contact me at (650) 321-2400 or, in my absence, Kenneth R. McVay, at (212) 730-8133, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Chad Dickerson
Kristina Salen
Jordan J. Breslow, Esq.
Etsy, Inc.

Kenneth R. McVay, Esq.
Greg S. Volkmar, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

David Silverman
PricewaterhouseCoopers LLP